May 18, 2010	Brett E. Cooper (415) 773-5918 bcooper@orrick.com
VIA EDGAR
Julia E. Griffith, Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Orbitz Worldwide, Inc. Schedule TO-I Filed May 3, 2010 Schedule TO-I/A Filed May 10, 2010 File No. 5-83537
Dear Ms. Griffith:
          On behalf of Orbitz Worldwide, Inc. (“Orbitz Worldwide”), this letter responds to comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Schedule TO-I in a letter dated May 13, 2010. For your convenience, our responses are keyed to the comments in the letter and the page numbers refer to the marked documents provided as courtesy copies by mail.
Offer to Exchange
Important Notice, page iii
1.	You state that the Offer “is not being made to and we will not accept any election to exchange eligible options from or on behalf of option holders in any jurisdiction in which our making the exchange offer or accepting any tendered eligible options is illegal.” The all-holders provision in Rule 13e-4(f)(8)(i) requires that your tender offer be open to all target security holders, including persons located in foreign jurisdictions. While you are not required to disseminate the offer materials in jurisdictions outside of the United States, the statement that tenders from security holders in certain jurisdictions may not be accepted is impermissible. See Section II.G.1 of Release No. 34-58597. To the extent that you intended to limit your offer solely in reliance on Rule 13e-4(f)(9)(ii) please clarify that in your response, but otherwise please revise to ensure compliance with Rule 13e-4(f)(8).

Julia E. Griffith, Special Counsel
May 18, 2010

Response: Orbitz Worldwide acknowledges the Staff’s comment and has revised the disclosure by deleting the phrase “and we will not accept any election to exchange eligible options from or on behalf of” and the phrase “, nor will any tendered eligible options be accepted from,” from page iii of the Offer to Exchange.
Summary Term Sheet, page 1
If I participate, when will I receive my new stock option award agreement? Page 3
2.	We note that tendering option holders must formally accept through their online accounts the grant of new options within six weeks of the grant, in order to avoid forfeiture of the new options. Given the risk of forfeiture, more prominently disclose this requirement in an amended filing and in any additional offer materials you disseminate in connection with this offer. In your response letter, tell us why the risk of forfeiture exists. In particular, analyze why, if an employee receives new options but does not activate them within the required six week time period, the tender offer rules would permit such employee to forfeit the offer consideration.
Response: Orbitz Worldwide acknowledges the Staff’s comment and has revised the disclosure by deleting any references to forfeiture or a time period during which an eligible employee must accept the grant of new options.
The Offer
Conditions of the Exchange Offer, page 16
3.	Some of your conditions lack sufficient specificity to permit objective verification by option holders that the conditions have been satisfied or “triggered”. To provide greater clarity, revise the third sub-paragraph under “there has occurred” on page 17, to state specifically what kinds of events affecting the credit markets would cause you to terminate the transaction. That is, are you referring to only those events that would negatively affect the credit markets? If so, please specify.
Response: Orbitz Worldwide acknowledges the Staff’s comment and has revised the disclosure by adding the word “negatively” before the phrase “affect the extension of credit by banks or other lending institutions in the U.S.” in the third sub-paragraph under “there has occurred” on page 17 of the Offer to Exchange.

Julia E. Griffith, Special Counsel
May 18, 2010

Forward Looking Statements, page 27
4.	The safe harbor for forward looking statements contained in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please do not refer to the Reform Act in future offer materials, including press releases or other communications. If you refer to the safe harbor protections of the Reform Act in tender offer materials such as the Offer to Exchange (even if you are referencing reports referred to in those materials, as you do here), you must clarify that its protections do not apply in the context of a tender offer. In addition, Rule 13e-4(e)(3) requires you to promptly disseminate material changes to the information you have given to security holders. With this in mind, revise the final sentence of this paragraph.
Response: Orbitz Worldwide acknowledges the Staff’s comment and has revised the disclosure by deleting Part III, Section 20 in its entirety.
Closing Comments
          In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Response: In accordance with the Staff’s comment, attached as Annex A to this letter is a written affirmation from Orbitz Worldwide acknowledging the foregoing.

Julia E. Griffith, Special Counsel
May 18, 2010

          Please contact the undersigned at (415) 773-5918 or Scott Porter at (415) 773-5443 with any questions concerning the foregoing.

Very truly yours,

/s/ Brett E. Cooper
Brett E. Cooper

cc:	James P. Shaughnessy, Orbitz Worldwide, Inc. Katie Holahan, Orbitz Worldwide, Inc. Scott M. Porter

Annex A
May 18, 2010
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Orbitz Worldwide, Inc. Schedule TO-I Filed May 3, 2010 Schedule TO-I/A Filed May 10, 2010 File No. 5-83537
Ladies and Gentlemen:
          On behalf of Orbitz Worldwide, Inc. (the “Company”), this letter responds to comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Schedule TO-I (the “Filing”) in a letter dated May 13, 2010. The undersigned hereby acknowledges:
•	that the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ORBITZ WORLDWIDE, INC.

By:	/s/ James P. Shaughnessy James P. Shaughnessy Senior Vice President, Chief Administrative Officer and General Counsel